16022301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2015 (MM/DD/YY) AND ENDING 9/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eagle Fund Distributors, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Ollia **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marshall Ollia, officer of Eagle Fund Distributors, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Eagle Fund Distributors, Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Marshall Ollia
Chief Financial Officer

Notary Public

ASHELY L. CLINE
Notary Public - State of Florida
My Comm. Expires Nov 18, 2018
Commission # FF 177730
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

SUMMARY OF CONTENTS

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Eagle Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eagle Fund Distributors, Inc. (the Company) as of September 30, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eagle Fund Distributors, Inc. as of September 30, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 22, 2016
Certified Public Accountants

EAGLE FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2016

Assets:		
Cash and cash equivalents	$	4,700,066
Receivables from affiliated mutual funds		1,343,754
Other receivables		461,790
Deferred income taxes, net		89,469
Prepaid expenses and other assets		45,123
Total assets	$	6,640,202
Liabilities and stockholder's equity:		
Accrued compensation, commissions and benefits	$	3,986,609
Payable to affiliates		132,241
Accrued expenses and other liabilities		12,318
Total liabilities		4,131,168
Stockholder's equity:		
Common stock; $.01 par value; authorized 100 shares; issued and outstanding 100 shares		1
Additional paid-in capital		41,735,656
Accumulated deficit		(39,226,623)
Total stockholder's equity		2,509,034
Total liabilities and stockholder's equity	$	6,640,202

See accompanying Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2016

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Eagle Fund Distributors, Inc. ("EFD," "we," "our,", "ours," or "us,") is a Florida corporation and a wholly owned subsidiary of Eagle Asset Management, Inc. ("EAM" or "Parent"). EAM is a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF"). We are a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). We serve as principal underwriter for the Eagle Family of Funds (the "Funds") by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent and RJF's fiscal year end of September 30. The accompanying Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

Receivables from affiliated mutual funds

Receivables from affiliated mutual funds include receivables from the Funds for distribution fees and 12b-1 advances to financial advisors related to Class A and C share transactions. Distribution fees receivable are amounts due for marketing the Funds and are received monthly. The 12b-1 advances are collected either through quarterly 12b-1 fees received from Funds or through sales charges if shares are liquidated by the account holder within the eighteen month period from their date of purchase.

Property and equipment

Property and equipment, which consists primarily of office furniture and equipment, are stated at cost less accumulated depreciation. Property and equipment of $7,681 is included in Prepaid expenses and other assets on the Statement of Financial Condition and has been fully depreciated. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes receivable reported on the Statement of Financial Condition are receivable from RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method utilizing a benefits for losses approach.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is

determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 4 for further information on our income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

We participate with our Parent, RJF, and affiliates in certain expense and tax sharing agreements, which result in receivables and payables to affiliates. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from our Parent, RJF, or affiliates.

Receivables from affiliates of $171,472 are recorded in other receivables on the Statement of Financial Condition at September 30, 2016.

Payables to affiliates of $132,241 at September 30, 2016, includes $89,469 payable to our parent attributable to deferred taxes, as well as, amounts payable for the related party transactions reflected in the table above. Due to our operating losses, our Parent receives federal and state income tax benefits. Our Parent compensates us for these income tax benefits. The related party transactions that result in these receivables and payables are settled monthly with cash transfers.

NOTE 4 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

	September 30, 2016
Deferred tax assets:	
State net operating loss carryover, net of federal tax	$ 8,537
Fixed assets	47
Deferred compensation	31,329
Accrued expenses	58,093
Gross deferred tax assets	98,006
Less: valuation allowance	(8,537)
Total deferred tax asset, net	$ 89,469

We have net operating loss carryforwards available to reduce state income tax of approximately $13,133, offset by a federal income tax effect of $4,596. These net operating loss carryforwards expire between fiscal year 2021 and fiscal year 2023. The valuation allowance for the fiscal year ended September 30, 2016 relates to net operating losses generated from our single entity state income tax filings and management's belief that, based on our historical operating losses, projection of future losses, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards will expire unutilized. We believe that the realization of the remaining net deferred tax asset of $89,469 is more likely than not based on the ability to net losses against consolidated taxable income of the affiliated group in accordance with the tax sharing agreement and carryback losses against prior year consolidated taxable income of the affiliated group.

At September 30, 2016, we did not have any liability for unrecognized tax benefits.

We recognize the accrual of interest and penalties related to income tax matters, if any, in interest expense and other expense, respectively.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2014 for federal tax returns and fiscal year 2012 for state and local tax returns. The various audits in process are expected to be completed in fiscal year 2017.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities.

We are also subject, from time to time, to other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business.

We cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be.

We contest liability and/or the amount of damages as appropriate in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material. Refer to Note 2 for a discussion of our criteria for establishing a range of possible loss related to such matters.

As of September 30, 2016, management currently estimates the aggregate range of possible loss is from $0 to an amount of up to $486 thousand in excess of the accrued liability (if any) related to these matters.

Subject to the foregoing, we believe, after consultation with counsel and consideration of the accrued liability amounts included in the accompanying financial statements, that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client balances. At September 30, 2016, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. Our net capital position is as follows:

	September 30, 2016	
Net capital	$	1,418,680
Less: Required net capital		(250,000)
Excess net capital	$	1,168,680

NOTE 7 — SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 22, 2016. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM